

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2012

Via E-Mail
Frank J. Addivinola, Jr.
Chief Executive Officer
Texaplex Properties, LLC
276 Washington Street #305
Boston, MA 02108

> **Re:** **Texaplex Properties, LLC**
> **Amendment 4 to Offering Statement on Form 1-A**
> **Filed January 3, 2012**
> **File No. 024-10302**

Dear Mr. Addivinola, Jr.:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II – Offering Circular

Cover page

1. We note that the only defined event of default is the company's loss of title to its properties. Please advise what instrument sets forth this event of default. In this regard, we note page 30 which states, "the Subscribers will receive the instruments defining their rights as a security holder – Note of Debenture … and Subscription Agreement …." We have reviewed these documents and find no default provision. The document that evidences the security is required to set forth all of the terms of the security, including default provisions. We may have further comment.

2. According to the disclosure, there is no defined event of default except loss of title to properties. It appears that the failure to pay principal and accrued interest upon maturity would not constitute default under the securities proposed to be offered. For example, risk factor 13 states, "investors must be prepared to hold their securities for an indefinite period." Also, page 24 states "the Company is planning to retire the investors' debt at the end of the 6 year maturity period." According to these disclosures, the Company is not obligated to repay principal or interest at 6 years or thereafter. Please revise the offering circular to fully disclose. In addition, the offering circular disclosure does not appear consistent with the note, which says the Issuer promises to pay the note holder principal and accrued interest within 30 days of the maturity date, or the legality opinion, which concludes that the securities are valid and binding obligations of the company. Please revise or advise. Further, please tell us why you believe you are offering a debt security, rather than an equity security.

Risk Factors

3. We note your revised disclosure in response to comment three of our letter dated December 29, 2011 and we partially reissue the comment. Please relocate your *Risks relating to the securities being offered* to the beginning of the Risk Factors section, as they are critical to an investor's understanding of the potential investment.

Plan of Distribution, page 8

4. We note your revised disclosure in response to comment four of our letter dated December 29, 2011 and we reissue the comment. To the extent that either or both intends to rely on an exemption (e.g., Rule 3a4-1 under the Securities Exchange Act of 1934, as amended) please specify the facts that make Exchange Act Rule 3a4-1 an available exemption to AFA Investments, LLC, Mr. Addivinola and Ms. Chuvilina. In this regard, we continue to note your general statements such as the associated persons "meet the conditions A, B and C of paragraph (a)4(ii) and conditions A, B and C of paragraph (a)4(iii)."

Commencement and Termination, page 8

5. We note your revised disclosure in response to comment five of our letter dated December 29, 2011. In particular, we note that you "reserve the right to extend the termination date beyond [the] 12 months period by [an] additional 120 days if the minimum of $1,000,000 has been reached by that period." Please revise your disclosure to clarify when you may extend the termination date.

Exhibits
Exhibit 5.01 – Legality Opinion

6. Please revise your legality opinion to conform the opinion to the changed terms of the offering which indicates there a minimum purchase of two securities per subscriber.

7. We note you state that the "debt securities … will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms …." We also note that many of the terms described in the offering circular regarding the debt securities are not addressed in either the Note or the Subscription Agreement. Supplementally advise us how you determined those terms were enforceable against the company. Additionally provide us with the documents that provide for the debt security terms not included in either the Note or the Subscription Agreement. We may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director